Mail Stop 4561

November 15, 2007

Robert W. Shaw
Chief Executive Officer
ArcSight, Inc.
5 Results Way
Cupertino, California 95014

> Re: **ArcSight, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed on October 29, 2007**
> **File No. 333-145974**

Dear Mr. Shaw:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel.

General

1.   We have reviewed the graphics and related supplemental material you have provided. We will convey comments on these materials to you separately.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Significant Judgments and Estimates, page 38

Stock-Based Compensation, page 40

2.   We note the revisions made to your disclosure in response to comments 15 and 16 of our letter dated October 15, 2007 and note that the revised disclosures do not address the specific methodologies and assumptions used in your valuations in sufficient detail. Please revise your disclosures to describe the methodologies and assumptions used in more detail so readers understand how the underlying fair values were determined. You should ensure that your disclosures include quantitative information regarding the significant assumptions used for each of the valuation periods and explain the impact any material changes in your

assumptions had on the fair value of the underlying stock. Your disclosures should include quantitative information regarding your assumptions, including, but not limited to, discount rates, market multiples, and any weighting of outcomes or valuation methods. You should also provide a more robust explanation that addresses the significant increase in the underlying fair value between the November 7, 2006 valuation and the April 4, 2007 valuation.

3. Consider disclosing that your contemporaneous valuations were performed by an unrelated valuation specialist, as defined by the AICPA Practice Aid "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

Business, page 58

4. We refer to comment 22 of our letter dated October 15, 2007. You do not appear to have provided a supplemental response to this comment in your letter dated October 29, 2007. Instead, you appear to have inadvertently reproduced your response to comment 18 of our letter. Please provide your response to comment 22 of our letter dated October 15, 2007.

Customers, page 71

5. Please identify the customer that accounted for 18% of your revenues for the fiscal quarter ended July 31, 2007 and state whether the loss of this customer would have a material adverse effect on your business.

Executive Compensation, page 82

Compensation Discussion and Analysis, page 82

Equity Compensation, page 85

6. We note your response to comment 36 of our letter dated October 15, 2007. We understand this section to be describing compensation that is distinct from equity grants made as equity bonuses under the profit sharing plans. We also note the cross-reference in this section to the tables setting forth the specific grants for fiscal 2007. Please point us to the disclosure that describes how these 2007 grant amounts were specifically determined, especially given the disclosure in footnote 2 on page 92 that there are no threshold, target or maximum amounts.

Equity Bonuses under our Bonus and Profit Sharing Plans, page 88

7.   In the last sentence of this section, you have added disclosure regarding extraordinary bonuses to two executive officers. Please disclose the names of these officers and the amounts of the awards.

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-10

8.   Your response to comment 46 of our letter dated October 15, 2007 indicates that when assessing compliance with VSOE you ensure that a "substantial majority" of the renewals fall within a "sufficiently narrow range" of the median price. Clarify for us what you mean by the phrases "a sufficiently narrow range" and "a substantial majority". Additionally, clarify for us why you believe that "a substantial majority" of renewals within a "sufficiently narrow range" is sufficient to support a conclusion that you have established VSOE for maintenance services.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. We may have additional comments after reviewing your amendment and responses to our comments.

You may contact David W. Edgar at (202) 551-3459 or Christine E. Davis at (202) 551- 3408 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

Robert W. Shaw
ArcSight, Inc.
November 15, 2007
Page 4

cc: <u>Via facsimile: (650) 938-5200</u>
            David A. Bell, Esq.
            Fenwick & West LLP